

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 28, 2008

Via U.S. Mail and Fax (404-885-8766)
Mr. Richard F. Smith
Chairman and Chief Executive Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

   Re: Equifax, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed February 27, 2008
    File No. 001-06605

Dear Mr. Smith:

   The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director